STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
GREENOPIA USA INC. ("CORPORATION"), A STOCK CORPORATION

The undersigned Incorporator, desiring to form a stock corporation pursuant to the *General Corporation Law of the State of Delaware*, hereby certifies as follows:

1. The name of the Corporation is Greenopia USA inc.

2. The Registered Office of the Corporation in the State of Delaware is located at 8 Green, Suite B, in the City of Dover, County of Kent. Zip Code 19901.

3. The name of the Registered Agent at such address upon whom process against this Corporation may be served is Northwest Registered Agent Service, Inc.

4. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

5. The total amount of stock this Corporation is authorized to issue is One Hundred Thousand (100,000) shares with a par value of one cent ($0.01) per share.

6. The name and mailing address of the incorporator are as follows:

Name: Gay Browne
Mailing Address: 8355 Glenrose Way, #114
Sarasota, Florida
Zip Code: 34238

By: ______________________
Incorporator
Name: Gay Browne

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:20 AM 10/21/2024
FILED 08:20 AM 10/21/2024
SR [illegible] - File Number [illegible]

GREENOPIA USA INC.
ORGANIZATIONAL ACTION
OF
THE SOLE INCORPORATOR

I, the undersigned, being the sole incorporator of Greenopia USA Inc., a Delaware corporation (the "**Company**"), acting by written consent without a meeting pursuant to Section 108 of the Delaware General Corporation Law, do hereby consent to the adoption of the following resolutions:

1. **Amendment of the Certificate of Incorporation to Increase the Authorized Shares**

WHEREAS, the sole incorporator of Greenopia USA Inc., a Delaware corporation, has the authority to adopt resolutions necessary for the corporation prior to the appointment of directors; and

WHEREAS, it is deemed advisable and in the best interest of the corporation to amend the Certificate of Incorporation to increase the number of authorized shares from 100,000 having $0.01 par value per share to 10,000,000 having $0.0001 par value per share.

NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Incorporation of Greenopia USA Inc. be amended to increase the number of authorized shares from 100,000 having $0.01 par value per share to 10,000,000 having $0.0001 par value per share; and

FURTHER RESOLVED, that the sole incorporator is authorized and directed to prepare, execute, and file the Certificate of Amendment with the Delaware Secretary of State in accordance with the Delaware General Corporation Law.

2. **Adoption By-Laws**

RESOLVED, that the by-laws for the regulation of the Company, in the form attached hereto as Exhibit A (the "**By-Laws**"), be, and hereby are, approved and adopted as the By-Laws of the Company;

3. **Election of Initial Director**

RESOLVED, that Gay Browne is hereby elected as the Initial Director of the Company, to hold such office until the first annual meeting of stockholders, or until such person's successor shall have been duly elected and qualified, or until such person's earlier death, resignation, or removal.

4. **Ratification of Prior Actions**

RESOLVED, that any actions taken by the initial directors/officers of the Company prior to the date of the foregoing resolutions adopted hereby that are within the authority conferred thereby are hereby ratified, confirmed, approved and adopted as actions of the Company.

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RESOLVED, that the undersigned hereby resigns as the sole incorporator of the Company, and the powers and duties of the undersigned sole incorporator be, and hereby are, terminated.

IN WITNESS WHEREOF, the undersigned has duly executed this Organizational Action by Sole Incorporator as of May 1, 2025.

Gay Browne
_____
Gay Browne, Sole Incorporator

Signature Page to Incorporator Actions